51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (“Tower One” or, the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4
Item 2  Date of Material Change
January 5, 2023
Item 3  News Release
The news release dated January 6, 2023 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
Tower One is pleased to announce that, the Company has issued 1,598,494 warrants (each, a “Warrant”) to an exempt market dealer upon at least 60% of the existing bonds of the Company (on a cash basis) having been exchanged for new units, each comprised of one bond and a number of common shares of the Company, under the Company’s previously announced offering memorandum financing.
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
Tower One is pleased to announce that, the Company has issued 1,598,494 Warrants to an exempt market dealer upon at least 60% of the existing bonds of the Company (on a cash basis) having been exchanged for new units, each comprised of one bond and a number of common shares of the Company, under the Company’s previously announced offering memorandum financing. The Warrants are exercisable for a period of 36 months at a price of $0.075 each.
The Warrants and common shares underlying the Warrants are subject to a hold period of four months and one day and other applicable restrictions from the date of issuance.
None of the securities acquired in connection with the issuance of the Warrants were or will be registered under the United States Securities Act of 1933, as amended, and none of them may be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.
5.2 Disclosure for Restructuring Transactions
Not Applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016
Item 9  Date of Report
January 6, 2023

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